April 28, 2014

LETTER AGREEMENT

AMG Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This Letter Agreement documents an undertaking by AMG Funds LLC (the “Adviser”) to limit the total operating expenses of AMG Managers Skyline Special Equities Fund (the “Fund”), a series of the Trust. This Letter Agreement shall terminate in the event the Adviser ceases to be the investment adviser of the Fund or upon mutual agreement between the Adviser and the Trust’s Board of Trustees.

From time to time hereafter, the Adviser may undertake to waive its investment advisory fee payable by the Fund (but not below zero) and/or pay or reimburse the Fund’s expenses such that the Fund’s total annual operating expenses (exclusive of certain items listed below) do not exceed a certain amount.

Effective as of April 28, 2014, and until at least May 1, 2015, the Adviser hereby undertakes to limit the total annual operating expenses (exclusive of taxes, interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transaction costs, acquired fund fees and expenses, and extraordinary expenses) of the Fund to the annual rate of 1.32% of the Fund’s average daily net assets.

A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or trustee of the Trust in his or her capacity as an officer or trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding on any of the trustees, officers or shareholders individually, but are binding only upon the assets or property of the Trust or the Fund.

Sincerely,

AMG Funds LLC

By:	/s/ Keitha L. Kinne
	Name:	Keitha L. Kinne
	Title:	Chief Operating Officer
	Date:	April 28, 2014

ACKNOWLEDGED AND ACCEPTED

AMG Funds

By:	/s/ Donald S. Rumery
	Name:	Donald S. Rumery
	Title:	Treasurer, Chief Financial Officer, and Principal Financial Officer
	Date:	April 28, 2014